UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2011

Commission File No.:  001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,
High-Tech Industrial Park,
Nanshan, Shenzhen 518057, PRC
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Creation of a Direct Financial Obligation

On October 25, 2011, Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited, Comtech Industrial (HK) Limited (“CIHK”) and MDC Tech Inc. Limited (collectively, the “Borrowers”), each indirect subsidiaries of Cogo Group, Inc. (the “Company”) entered into a USD30 million general banking facility (the “Credit Facility”) with the Hongkong and Shanghai Banking Corporation Limited (the “Lender”).  The Credit Facility is subject to review by the Lender at any time, but in any event by May 15, 2012.  The Credit Facility is separated into seven parts: (i) a USD30 million import facility with a maximum tenor of 90 days, (ii) a USD30 million loan against import with a maximum tenor of 90 days, (iii) a USD30 million trust receipt with interest at the Singapore Interbank Offered Rate (“SIBOR”) plus 1.375% per annum and a maximum tenor of 90 days, (iv) a USD30 million clean import loan with interest at SIBOR plus 1.375% per annum and a maximum tenor of up to 90 days (v) a USD10 million export factoring facility, (vi) a USD10 million revolving loan with interest at SIBOR plus 1.5% per annum and (vii) a USD2 million treasury facility which is risk weighted up to 60 months and with a USD2 million foreign exchange sub-limit.  The aggregate outstanding amount under items “(i)” through “(vi)” together may not exceed USD30 million.  Items “(i)” through “(vi)” are available to the Borrowers, while item “(vii)” is available only to CIHK.  Default rate interest is payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated by the Lender at the following internet address: http://www.commercial.hsbc.com.hk/1/2/commercial/customer-service/tariffs/tariffs-index

The Company and the Borrowers have delivered the following as security for the Credit Facility in favor of the Lender:

1.           A charge over the deposit of Borrowers with aggregate amount of not less than USD10 million or its equivalent in other foreign currencies to be placed with Lender or a standby documentary credit for USD10 million.

2.           An international swaps and derivative association master agreement from CIHK.

3.           An unlimited guaranty from the Borrowers.

4.           A USD32 million corporate guarantee of the Company, along with undertakings that (i) the Company’s consolidated tangible net worth (as defined in the Credit Facility) will not be at any time less than USD160 million (ii) the consolidated net external gearing (as defined in the Credit Facility) of the Company will not be at any time greater than .4 times and (iii) the Company will remain listed on NASDAQ and retain at least a 50% equity interest in its subsidiaries.

Further, the Borrowers agreed, among other things, to (i) route no less than USD30 million of import and export bills to the Lender over the next 12 months, (ii) maintain at least USD20 million credit balances at all times with the Lender within six months after drawdown on the facilities and (iii) route no less than 25% of incoming receivables to the Lender within six months after drawdown on the facilities.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Credit Facility Agreement with HSBC dated May 18, 2011
10.2	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Frank Zheng
Name:	Frank Zheng
Title:	Chief Financial Officer

Dated: November  1, 2011

Exhibit Index

Exhibit No.	Description
10.1	Credit Facility Agreement with HSBC dated May 18, 2011
10.2	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011.